Exhibit 21.1

FORWARD AIR CORPORATION SUBSIDIARIES

State of Incorporation
FAF, Inc.	Tennessee

Forward Air, Inc.	Tennessee

Forward Air Solutions, Inc.	Tennessee

Forward Air International Airlines, Inc.	Tennessee

Forward Air Royalty Company	Delaware

Forward Air Systems Technology, Inc.	Tennessee

Forward Air Licensing Company	Delaware